Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 20, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Pyrimethamine Tablets USP, 25 mg, first-wave generic version of Daraprim® in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

Classification | PUBLIC

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces the launch of
Pyrimethamine Tablets USP, 25 mg, first-wave generic version of Daraprim® in the U.S. Market

Hyderabad, India, March 20, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. March 20, 2020—Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Pyrimethamine Tablets USP, 25 mg, a therapeutic equivalent and first-wave generic version of Daraprim® (pyrimethamine) Tablets, approved by the U.S. Food and Drug Administration (USFDA). This product is the only AB-rated generic version Daraprim® (pyrimethamine) Tablets approved by the USFDA.

“I am extremely proud of our teams at Dr. Reddy’s and Cerovene whose hard work and efforts, coupled with significant financial investments over the past seven years journey, have helped bring this important product to market,” says, Marc Kikuchi, Chief Executive Officer, North America Generics, Dr.Reddy’s Laboratories. “Our team’s relentless pursuit of this difficult-to-procure reference drug and its active pharmaceutical ingredients—in addition to recent actions from the USFDA (https://www.fda.gov/news-events/press-announcements/fda-approves-first-generic- daraprim?utm_campaign=FDA%20approves%20first%20generic%20of%20Daraprim%20%28pyrimethamine%29%20tablets&utm_medium=email&utm_source=Eloqua) —will benefit patients by providing a more affordable alternative to the brand.” According to Kikuchi, the company is offering this product at a substantial discount compared with the current brand price.

“The achievements of the Cerovene team to develop, file and manufacture Pyrimethamine Tablets is a testament to our dedication and commitment to be able to provide this product to the patients who need it most. We are pleased to collaborate with Dr. Reddy’s as our commercial partner to make this important drug available to patients in the U.S.,” says, Ray DiFalco, Co-Founder and Vice President of Operations for Cerovene. “This approval represents our continued commitment to develop and provide patients with greater choices and lower-cost alternatives for prescription pharmaceuticals.”

In a recent press release (https://www.fda.gov/news-events/press-announcements/fda-approves-first-generic-daraprim?utm_campaign=FDA%20approves%20first%20generic%20of%20Daraprim%20%28pyrimethamine%29%20tablets&utm_medium=email&utm_source=Eloqua) regarding the approval of this product, the USFDA reiterated its commitment to improve “the efficiency of the generic drug development, review and approval process, as well as closing loopholes that allow brand-name drug companies to delay the generic competition.” The approval and launch of Dr. Reddy’s Pyrimethamine is a testament to the agency’s actions, providing generic drug companies the opportunity to compete fairly in the marketplace.

Pyrimethamine is indicated for the treatment of toxoplasmosis when used conjointly with a sulfonamide, since synergism exists with this combination.

The Daraprim® (pyrimethamine) brand had U.S. sales of approximately $10 million MAT for the most recent twelve months ending in January 2020 according to IQVIA Health*.

Dr. Reddy’s Pyrimethamine Tablets USP, are available in 25 mg dose in bottle count sizes of 30 and 100.

Important Safety Information

What Important Information Should I Know About Pyrimethamine Tablets USP, 25 mg?

•	At the first appearance of a skin rash, stop use of Pyrimethamine and seek medical attention immediately

•	Appearance of sore throat, paleness, purpura, or changes to the tongue may be early indications of serious disorders which require treatment with Pyrimethamine to be stopped and medical treatment to be sought
•	Pyrimethamine should be kept out of the reach of infants and children as they are extremely susceptible to adverse effects from an overdose.
•	Take your medicine as directed and do not exceed recommended doses
•	If anorexia and vomiting occur, then they may be minimized by taking the drug with meals
•	Concurrent administration of folinic acid is strongly recommended with treatment of toxoplasmosis in all patients
•	If signs of folate deficiency develop, then Pyrimethamine should be discontinued

Who Should Not Use Pyrimethamine Tablets USP, 25 mg?

•	Have known hypersensitivity to Pyrimethamine or to any component of the formulation
•	Have documented megaloblastic anemia due to folate deficiency

What Should I Tell My Healthcare Provider Before Taking Pyrimethamine Tablets USP, 25 mg?

Before taking Pyrimethamine Tablets, tell your doctor if you:

•	Have impaired renal function
•	Have impaired hepatic function
•	Have possible folate deficiency, such as individuals with malabsorption syndrome, alcoholism, or pregnancy, and those receiving therapy, such as phenytoin, affecting folate levels
•	Take other antifolic drugs or agents associated with myelosuppression including sulfonamides or trimethoprim-sulfamethoxazole combinations, proguanil, zidovudine, or cytostatic agents (e.g., methotrexate), which may increase the risk of bone marrow suppression while concomitantly receiving Pyrimethamine
•	Take lorazepam
•	Have convulsive disorders
•	Have heart conditions, especially irregular heartbeat
•	Are pregnant or plan to become pregnant
•	Are nursing or plan to breastfeed

What Are the Adverse Reactions of Pyrimethamine Tablets USP, 25 mg?

Call your doctor or get emergency help right away if you develop:

•	Hypersensitivity reactions, occasionally severe (such as Stevens-Johnson syndrome, toxic epidermal necrolysis, erythema multiforme, and anaphylaxis), and hyperphenylalaninemia, can occur particularly when pyrimethamine is administered concomitantly with a sulfonamide
•	Megaloblastic anemia
•	Leukopenia
•	Thrombocytopenia
•	Pancytopenia
•	Neutropenia
•	Atrophic glossitis
•	Hematuria (Blood in urine)
•	Heart rhythm disorders
•	Pulmonary eosinophilia

Anorexia and vomiting may also occur.

What Should I Avoid While Taking Pyrimethamine Tablets USP, 25 mg?

•	Females of reproductive potential should avoid becoming pregnant during treatment
•	Avoid breastfeeding while receiving Pyrimethamine

Please refer to the Package Insert for full prescribing information for Pyrimethamine Tablets USP, 25 mg.

For more information, ask your healthcare provider or pharmacist. You are encouraged to report negative side effects of prescription drugs. To report suspected side effects, call Dr. Reddy’s Laboratories Medical Information Hotline at 1-888-DRL-DRUG (1-888-375-3784) or via email to medinfo@drreddys.com or contact the USFDA at 1-800-FDA-1088 (1-800-332-1088) or online at http://www.fda.gov/safety/medwatch.

Indication and Usage for Pyrimethamine Tablets USP, 25 mg

•	Treatment of Toxoplasmosis: Pyrimethamine is indicated for the treatment of toxoplasmosis when used conjointly with a sulfonamide, since synergism exists with this combination.

Please see the full prescribing information.

https://www.drreddys.com/pi/Pyrimethamine_Tabs_USP_25mg_PROOF.pdf

Daraprim® is a trademark owned by or licensed to Vyera Pharmaceuticals, LLC

*IQVIA Retail and Non-Retail MAT January 2020.

RDY-0220-278

About Cerovene: Cerovene, Inc., a privately held company, is engaged in the research, development and manufacturing of pharmaceuticals. The company’s expertise in both solid and liquid dosage products, extends across a range of drug delivery technologies, including Pulse Release, Delayed and Sustained Release, Extended Release, Sustained Zero-Order Release, Matrix-Hydrogel Controlled Released, Enteric Coated, Tablet in Capsule and Coated Capsules. Cerovene developes, files and manufacturers both Branded and Generic pharmaceutical products. For more information visit www.cerovene.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to:www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.